SUB-ITEM 77K: Changes in registrant's certifying accountant.



  McGladrey & Pullen LLP were previously the principal accountants for the Matterhorn Growth
  Fund. The decision to change accountants was resolved by the board of directors in the meeting on September 22, 1999 and Tait, Weller & Baker were appointed principal accountants. McGladrey &
  Pullen LLP had served as principal accountants for each of the two years in the period ended June 30, 1999. The audit report of McGladrey & Pullen LLP on the financial statements of the Matterhorn Growth
  Fund for each of the two years in the period ended
  June 30, 1999 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of each of the two years in the period ended June 30, 1999 and the subsequent interim period through January 20, 2000, there were no disagreements with McGladrey
  & Pullen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

  The Registrant represents that it had not consulted with Tait, Weller & Baker at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed: or the type of audit opinion that might be rendered on the Registrant's financial statements.